

03053186

AB 5/7/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL
RECEIVED
PROCESSING
MAR 24 2003
WASH. D.C.
181
SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40771

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-1-01 (MM/DD/YY) AND ENDING 9-30-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sterne Agee Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Shades Crek Parkway, Suite 700
(No. and Street)

Birmingham (City) Alabama (State) 35209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 20th Street North, Suite 1800 (Address) Birmingham, AL (City) (State) 35203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Christopher L. Frankel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sterne, Agee Capital Markets, Inc., as of September 30,2002, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer.

C Frankel
Signature

Director, President + CEO
Title

[signature]
Notary Public exp date 9-26-06

CONTENTS OF REPORT

This report contains (check all applicable boxes)

- X (a) Facing page
- X (b) Statement of Financial Condition
- X (c) Statement of Income (loss)
- (d) Statement of Changes in Financial Condition
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- X (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3–3
- X (i) Information Relating to the Procession or Control Requirements Under Rule 15c3–3
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- (m) A copy of the SIPC Supplemental Report
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.


KPMG

Public

STERNE AGEE CAPITAL MARKETS, INC.

Statements of Financial Condition

September 30, 2002 and 2001

(With Independent Auditors' Report Thereon)

OATH OR AFFIRMATION

I, Christopher L. Frankel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sterne, Agee Capital Markets, Inc., as of September 30,2002, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer.

C Frankel
Signature

Director, President + CEO
Title

Notary Public

Title

Exp date 9-26-06
Notary Public


SEC MAIL PROCESSING
RECEIVED
MAR 24 2003
WASH, D.C.
181
SECTION

CONTENTS OF REPORT

This report contains (check all applicable boxes)

X	(a)	Facing page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income (loss)
	(d)	Statement of Changes in Financial Condition
	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3–3
	(i)	Information Relating to the Procession or Control Requirements Under Rule 15c3–3
	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A copy of the SIPC Supplemental Report
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.



Suite 1800 SouthTrust Tower
420 20th Street North
Birmingham, AL 35203

Independent Auditors' Report

The Board of Directors
Sterne Agee Capital Markets, Inc.:

We have audited the accompanying statement of financial condition of Sterne Agee Capital Markets, Inc., (formerly SAL Financial Services, Inc.) (a Delaware corporation and a wholly owned subsidiary of Sterne, Agee & Leach Group, Inc.) as of September 30, 2002. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit. The statement of financial condition of Sterne Agee Capital Markets, Inc. as of September 30, 2001 was audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on that statement of financial condition in their report dated November 16, 2001.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Sterne Agee Capital Markets, Inc. as of September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

November 26, 2002



STERNE AGEE CAPITAL MARKETS, INC.

Statements of Financial Condition

September 30, 2002 and 2001

Assets		**2002**	**2001**
Cash and cash equivalents	$	1,682,974	1,298,977
Securities owned, at fair value		3,300	350,987
Due from affiliates, net		92,219	—
Furniture and equipment, less accumulated depreciation of $175,980 and $105,260		13,102	58,422
Other assets		269,203	1,106,236
Total assets	$	2,060,798	2,814,622
Liabilities and Stockholder's Equity			
Due to parent company	$	13,694	702,440
Due to affiliates, net		—	147,140
Securities sold but not yet purchased		—	4,786
Other liabilities		393,839	294,760
Total liabilities		407,533	1,149,126
Commitments and contingencies (note 4)			
Stockholder's equity:			
Preferred stock, $0.01 par value; authorized 40,000 shares, no shares issued or outstanding		—	—
Common stock, $0.01 par value; authorized 60,000 shares, issued and outstanding 2,500 shares in both 2002 and 2001		25	25
Additional paid–in capital		467,410	467,410
Retained earnings		1,185,830	1,198,061
Total stockholder's equity		1,653,265	1,665,496
Total liabilities and stockholder's equity	$	2,060,798	2,814,622

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Description of Business and Principles of Consolidation

Sterne Agee Capital Markets, Inc. (formerly SAL Financial Services, Inc.) (the Company), a wholly owned subsidiary of Sterne, Agee & Leach Group, Inc. (SAL Group or the Parent), is a registered broker–dealer with the Securities and Exchange Commission. Its principal business activities include the execution of securities transactions for institutional and retail customers introduced by non–affiliated registered broker dealers. All securities transactions are settled through a clearing broker on a fully disclosed basis.

The Company contracts with Sterne, Agee & Leach, Inc. (SAL), an affiliate of the Company, to serve as the carrying broker, to clear and perform the majority of other back office operations and to maintain and preserve all books and records required by applicable provisions of law and applicable rules of the Securities and Exchange Commission. Under the terms of the Company's agreement, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account, although management expects no losses under this agreement.

(b) Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Accounting for Securities Transactions and Other Activity

Securities owned and securities sold but not yet purchased are stated at fair value.

Marketable securities are stated at fair value based on quoted market price, and securities not readily marketable are stated at fair value as determined by management.

(d) Securities Purchased Under Agreement to Resell

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. Resale agreements are treated as collateralized financing transactions and are carried at contract value. Accrued interest on the agreement is included in other assets. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

(e) ***Furniture and Equipment***

Furniture and equipment are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the lesser of estimated useful lives of the assets or the remaining contractual term of the leases.

(f) ***New Accounting Pronouncements***

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead an entity must perform an assessment of whether goodwill is impaired as of the date of adoption and test for impairment at least annually in accordance with the provisions of SFAS No. 142. The new standard will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment. The Company has adopted the provisions of SFAS No. 141 and will adopt SFAS No. 142 effective October 1, 2002. Management does not believe the adoption of SFAS No. 142 will have a material impact on the Company's financial condition.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 applies to legal obligations associated with the retirement of a tangible long–lived asset that results from the acquisition, construction, or development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. Companies shall recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. Management does not anticipate that the adoption of SFAS No. 143, which is required for its fiscal year beginning October 1, 2002, will have a material impact on the Company's financial condition.

In October 2001 the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, that replaces SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell. Management does not anticipate that the adoption of SFAS No. 144, which is required for its fiscal year beginning October 1, 2002 will have a material impact on the Company's financial condition.

(2) Regulatory Requirements

Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness, as defined, of not more than 15 times net capital, as defined. At September 30, 2002 and 2001, the Company had net capital of $1,139,576 and $154,425, which was $1,089,576 and $78,136 in excess of required net capital.

The Company claims an exemption from the provisions of the Securities and Exchange Commission's Customer Protection–Reserves and Custody of Securities Rule (Rule 15c3-3) pursuant to Section (k)(2)(ii) of the Rule.

(3) Commitments and Contingencies

The Company, in its capacity as a broker–dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. Based upon defenses available and after consultation with legal counsel, the Company's management expects that the ultimate resolution of these and other matters will not have a material effect on the Company's statement of financial condition.

(4) Related Party Transactions

SAL Group provides management, consulting, and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company.

SAL and SAL Group provide office space, communications, and clearing services to the Company in the normal course of operations.

SAL serves as the custodian for the Company for securities, cash, and other property owned by or in the fiduciary accounts.

(5) Income Taxes

The Company is included in the consolidated federal income tax return filed by SAL Group. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Deferred tax liabilities and assets are determined under the liability method based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using the enacted tax rates in effect for the applicable tax periods. In accordance with SFAS No. 109, *Accounting for Income Taxes*, the Company has recorded net deferred tax assets of $48,927 and $12,068 as of September 30, 2002 and 2001, respectively, which primarily represent differences relating to depreciation of fixed assets.